                                      LOGO
                                 August 1, 1997

TO THE STOCKHOLDERS OF CHIPS AND TECHNOLOGIES, INC.

Dear Stockholder:

     I am pleased to report that on July 27, 1997, Chips and Technologies, Inc. ("Chips") entered into a merger agreement with Intel Corporation, a Delaware corporation ("Intel"), and its wholly-owned subsidiary, Intel Enterprise Corporation, a Delaware corporation ("Purchaser"), that provides for the acquisition of all of the Common Stock, par value $0.01 per share, together with all associated Common Stock Purchase Rights (the "Shares"), of Chips by Purchaser at a price of $17.50 per Share in cash, net to the seller, without interest. Under the terms of the proposed transaction, Purchaser has commenced a tender offer (the "Tender Offer") for all outstanding shares of Chips Common Stock at $17.50 per Share. The Tender Offer is currently scheduled to expire at Midnight, New York City time, on Thursday, August 28, 1997.

     Following the successful completion of the Tender Offer, upon approval by stockholder vote, if required, Purchaser will be merged with and into Chips (the "Merger"), and all Shares not purchased in the Tender Offer will be converted into the right to receive $17.50 per Share in cash, net to the seller, without interest.

     THE BOARD OF DIRECTORS OF CHIPS HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF CHIPS, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES HEREUNDER.

     The recommendation of the Board of Directors is described in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by Chips with the Securities and Exchange Commission and enclosed with this letter. In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of Hambrecht & Quist LLC, financial advisor to Chips, a copy of which is attached as an annex to the Schedule 14D-9. We urge you to read carefully the
Schedule 14D-9 in its entirety so that you will be more informed as to the Board's recommendation.

     Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

     The management and directors of Chips thank you for the support you have given the company.

     On behalf of the Board of Directors,

                                          Sincerely,

                                          LOGO

                                          James F. Stafford
                                          President and Chief Executive Officer
Enclosures